UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 28, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT UNDER THE SECURITIES EXCHANGE ACT OF 1934

International Speedway Corporation

File No. 000-02384 - CF#29900

International Speedway Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on July 3, 2013, as amended on January 24, 2014.

Based on representations by International Speedway Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through July 5, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary